82-3470

03 JAN -9 AM 10: 01



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

2nd January, 2003

The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001	**03003182** inge DSE House 3/1, Asaf Ali Road New Delhi 110 002	Manager Listing Bangalore Stock Exchange Ltd. Stock Exchange Towers 51, 1st Cross, J. C. Road Bangalore 560 027
The Executive Director Madras Stock Exchange Ltd. Exchange Building 11, Second Line Beach Chennai 600 001	The Dy. General Manager Corporate Relationship Dept. The Stock Exchange, Mumbai 1st floor, New Trading Ring, Rotunda Building, P. J. Towers Dalal Street, Fort Mumbai 400 001	The Secretary The Hyderabad Stock Exchange Ltd. 3-6-275, Himayatnagar Hyderabad 500 029
The Executive Director The Stock Exchange, Ahmedabad Kamdhenu Complex Panjarapole Ahmedabad 380 015	The Secretary Cochin Stock Exchange Ltd. MES Buildings, Dr.P.K.Abdul Gafoor Memorial Cultural Complex 36/1565, 4th floor, Judges Avenue Kaloor Cochin 682 017	The Secretary Pune Stock Exchange Ltd. 'Shivleela Chambers' 752, Sadashiv Peth R. B. Kumthekar Marg Pune 411 030
The Secretary The Uttar Pradesh Stock Exchange Association Ltd. Padam Towers 14/113, Civil Lines Kanpur 208 001	The Secretary The National Stock Exchange of India Ltd. Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 051	

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Dear Sirs,

This is further to our letter dated 31st December, 2002, informing you of the setting up of a Strategic Business Unit for marketing of 'Agarbattis', sourced from the small scale sector.

While on the subject, we understand that under Clause 36 of the Listing Agreement listed companies are required to advise the Stock Exchanges of 'material events'; marketing of Agarbattis by the Company is not expected in the near term to materially impact the operations / performance of the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
           Division of Corporate Finance
           Office of International Corporate Finance
           Mail Stop 3-9
           450 Fifth Street
           Washington DC 20549
           U.S.A.

cc: Societe de la Bourse de Luxembourg
           11 Avenue de la Porte - Neuve
           L-2227 Luxembourg.